FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2006
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Decision on Extending Trust Contract
2.	Grant of Stock Option
3.	Loan

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	April 12, 2006	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Decision on Extending Trust Contract
for Share Repurchase

1. Contract Amount (KRW)		Before Extention	9,000,000,000
		After Extention	9,000,000,000
2. Extension Period		From	04/13/2006
		to	10/12/2006
3. Purpose of Extension			To stabilize stock price
4. The Other Party to the Contract			Hana Bank
5. Scheduled Extension Contract Date			04/13/2006
6. Treasury Stock Holdings before Extension	Number of Shares Directly Held	Common Shares	261,700	Holding Ratio (%)	2.02
		Preferred Shares	-	Holding Ratio (%)	-
	Number of Shares Indirectly Held through Trust Contracts, etc.	Common Shares	460,698	Holding Ratio (%)	3.55
		Preferred Shares	-	Holding Ratio (%)	-
7. Date of Board of Directors’ Resolution (Decision Date)			04/12/2006
- Outside Directors in Attendance		Number Present	2
		Number Absent	1
- Auditors (members of audit committee) in Attendance			Present

Item 2

Grant of Stock Option

1. Number of Grantees		Concerned Company’s employee and director	1
		Affiliated Companies’ employee and director	9
2. Number of Shares to be Granted		Common Shares	41,000
		Preferred Shares	-
3. Terms of Exercise	Exercise Period	from	04/12/2008
		to	04/11/2010
	Exercise Price(KRW)	Common Shares	24/100
		Preferred Shares	-
4. Method of Grant			Grant of new shares, grant of treasury stocks
5. A Decision-making Organ			Board of Directors
6. Grant Date			04/12/2006
7. Stock Option Granted after this Grant		Common Shares	161,200
		Preferred Shares	-
8. Date of Board of Directors’ Resolution (In case of Board of Directors’ Resolution)			04/12/2006
-Outside Directors in Attendance	Number Absent		2
	Number Present		1
-Auditors (members of audit committee) in Attendance			Present

9.	Others

[Details of Grant by Grantees]

Grantees	Relationship to Company	Number of Shares Granted		Remarks
		Common Shares	Preferred Shares
Cindy Armstrong	Subsidiary Executive	11,000	-	-
Peter Matiss	Subsidiary Executive	7,000	-	-
Steve A. Cavazos	Subsidiary Employee	3,000	-	-
Sven Hindman	Subsidiary Employee	3,000	-	-
Jason Wonacott	Subsidiary Employee	3,000	-	-
Aron Rigby	Subsidiary Employee	3,000	-	-
JC Boursiquot	Subsidiary Employee	2,000	-	-
Phillip Hyun	Subsidiary Employee	1,000	-	-
Julie S. Kim	Subsidiary Employee	1,000	-	-
Tae–Joong Yoon	Employee	7,000	-	-

Item 3

Loan

1. Name (Name of Corporation)			Webzen America Inc.	(Relationship to Issuer)	Subsidiary
2. Details of Loan		Transaction Date	-
		Amount of Loan (KRW)	1,432,050,000
		- Equity Capital (KRW)	178,952,058,835
		- Ratio to Equity Capital (%)	0.8
		- Applicability of Large-scale Corporation Rules	Yes
		(Annual) Interest Rate (%)	-
	Loan Period	from	-
		to	-
3. Purpose of Providing Loan			Loan for operating funds
4. Accumulated Amount of Loan(s) in the Current Fiscal Year (KRW)			1,432,050,000
5. Date of Board of Directors’ Resolution			04/12/2006
- Outside Directors in Attendance		Number Present	2
		Number Absent	1
- Auditors in Attendance (on Audit Committee who are not outside directors)			-
6. Other

-Loan period: 3 years from transaction date

- The transaction for the above will be determined during April of 2006

- The contract date, interest rate, etc. will be entrusted to the Chief Executive Officer or Chief Financial Officer, and will be re-disclosed after final decision

- The amount of loan is US $1.5 million, and the amount of KRW 1,432,050,000 stated above is based on the foreign exchange rate on 4/11/2006 ($1=KRW 954.70)

			* Relevant Disclosure	-